Exhibit 99.1

FORM 077-T

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892 Telephone: 972-3-694-8000

Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Changes in Holdings of Interested Parties, Officers, and Directors

Regulation 33(c) of the Securities Regulations (Immediate and Periodic Reports) 1970

As of July 31, 2013:

A. Interested Parties in the Company (as well as the President and Directors of the Company).

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (fully diluted)
				% Capital	%Voting	% Capital	%Voting
1	Gazit-Globe Ltd.	Ordinary Shares	1,046,993
2	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Ordinary Shares	88,915,570.98	50.58	50.58	50.23	50.23
3	Norstar Holdings Inc. (including wholly-owned subsidiaries)	Series K Debentures	64,021,000
4	Gazit-Globe Holdings (1992) Ltd.	Series B Debentures	172,729,664

5	Dor J.Segal	Ordinary Shares	720,000	0.41	0.41	0.41	0.41
6	Haim Ben-Dor	Ordinary Shares	74,993	0.04	0.04	0.04	0.04
7	Haim Ben-Dor	Series C Debentures	611,949.10
8	Haim Ben-Dor	Series D Debentures	111,300
9	Haim Ben-Dor	Series F Debentures	1,789,009.50
10	Haim Ben-Dor	Series K Debentures	445,400
11	Arie Mientkavich	Ordinary Shares	55,675	0.03	0.03	0.09	0.09
12	Arie Mientkavich	Unregistered Options	100,000
13	Shaiy Pilpel	Unregistered Options	10,700			0.01	0.01
14	Yair Orgler	Unregistered Options	12,400			0.01	0.01
15	Yair Orgler	Series C Debentures	70,000
16	Yair Orgler	Series D Debentures	300,000
17	Yair Orgler	Series F Debentures	132,540
18	Yair Orgler	Series I Debentures	68,000
19	Noga Knaz	Unregistered Options	4,800			0.00	0.00
20	Ronnie Bar-On	Series J Debentures	40,000
21	Aharon Soffer	Ordinary Shares	20,000	0.01	0.01	0.12	0.12
22	Aharon Soffer	Unregistered Options	190,000
23	Migdal Insurance & Financial Holdings Ltd.	Ordinary Shares	10,723,990	6.10	6.10	6.06	6.06
24	Migdal Insurance & Financial Holdings Ltd.	Series A Debentures	11,641,436
25	Migdal Insurance & Financial Holdings Ltd.	Series B Debentures	245,000
26	Migdal Insurance & Financial Holdings Ltd.	Series C Debentures	38,571,338
27	Migdal Insurance & Financial Holdings Ltd.	Series D Debentures	158,274,776
28	Migdal Insurance & Financial Holdings Ltd.	Series E Debentures	39,389,682
29	Migdal Insurance & Financial Holdings Ltd.	Series F Debentures	73,125,514
30	Migdal Insurance & Financial Holdings Ltd.	Series I Debentures	58,429,472
31	Migdal Insurance & Financial Holdings Ltd.	Series J Debentures	83,391,684
32	Migdal Insurance & Financial Holdings Ltd.	Series K Debentures	34,053,401

B. Officers in the Company (other than the President)

Holder No.	Holder Name	Name, Type and Series of the Security	Updated Amount of Securities	Percent Held		Percent Held (Fully Diluted)
				% Capital	%Voting	% Capital	%Voting
33	Gil Kotler	Ordinary Shares	20,945	0.01	0.01	0.11	0.11
34	Gil Kotler	Unregistered Options	43,750
35	Gil Kotler	Unregistered Options	95,584
36	Gil Kotler	RSU	13,382
37	Gil Kotler	PSU	29,470
38	Varda Zuntz	Ordinary Shares	50,037	0.03	0.03	0.08	0.08
39	Varda Zuntz	Unregistered Options	25,000
40	Varda Zuntz	Unregistered Options	38,234
41	Varda Zuntz	RSU	5,353
42	Varda Zuntz	PSU	11,788
43	Eran Ballan	Ordinary Shares	0			0.10	0.10
44	Eran Ballan	Unregistered Options	32,500
45	Eran Ballan	Unregistered Options	95,584
46	Eran Ballan	RSU	13,382
47	Eran Ballan	PSU	29,470
48	Rami Vaisenberger	Unregistered Options	17,500			0.06	0.06
49	Rami Vaisenberger	Unregistered Options	57,351
50	Rami Vaisenberger	RSU	8,029
51	Rami Vaisenberger	PSU	17,682
52	Ronen Geles	Unregistered Options	10,000			0.04	0.04
53	Ronen Geles	Unregistered Options	38,234
54	Ronen Geles	RSU	5,353
55	Ronen Geles	PSU	11,788
56	Shlomi Drori	Unregistered Options	38,234			0.03	0.03
57	Shlomi Drori	RSU	5,353
58	Shlomi Drori	PSU	11,788
59	Shlomo Cohen	Unregistered Options	7,500			0.02	0.02
60	Shlomo Cohen	Unregistered Options	14,994
61	Shlomo Cohen	RSU	4,198
62	Adi Tamir	Unregistered Options	1,875			0.01	0.01
63	Adi Tamir	Unregistered Options	9,371
64	Adi Tamir	RSU	2,264
65	Adi Tamir	Series D Debentures	10,309

Changes in holdings during June of 2013

Name of the Holder: Haim Ben Dor

Holder Number: 8 (Series D Debentures)

Type of Holder: Director

Registration Number: 010178416

Country of Citizenship/Corporation or Registration: Private person with an Israeli passport

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 0

Change in the number of securities: 111,300

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 23 (Ordinary Shares)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 10,866,147

Change in the number of securities: -142,157

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 24 (Series A Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260165

Balance held by Holder at the end of the previous month (prior report): 14,479,320

Change in the number of securities: -2,837,884

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 26 (Series C Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260306

Balance held by Holder at the end of the previous month (prior report): 37,974,917

Change in the number of securities: 596,421

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 27 (Series D Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260397

Balance held by Holder at the end of the previous month (prior report): 155,859,341

Change in the number of securities: 2,385,435

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 28 (Series E Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260421

Balance held by Holder at the end of the previous month (prior report): 39,163,967

Change in the number of securities: 225,715

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 29 (Series F Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260405

Balance held by Holder at the end of the previous month (prior report): 82,119,498

Change in the number of securities: -8,993,984

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 30 (Series I Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260462

Balance held by Holder at the end of the previous month (prior report): 57,329,847

Change in the number of securities: 1,099,625

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 31 (Series J Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260488

Balance held by Holder at the end of the previous month (prior report): 83,137,233

Change in the number of securities: 254,451

Name of the Holder: Migdal Insurance & Financial Holdings Ltd.

Holder Number: 32 (Series K Debentures)

Type of Holder: Interested Party

Registration Number: 520029984

Citizenship/Country of Registration or Incorporation: Israeli Cooperation

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? Yes.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 1260546

Balance held by Holder at the end of the previous month (prior report): 32,442,406

Change in the number of securities: 1,610,995

Name of the Holder: Varda Zuntz

Holder Number: 38 (Ordinary Shares)

Type of Holder: VP

Registration Number: 052132115

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 60,037

Change in the number of securities: -10,000

Name of the Holder: Eran Ballan

Holder Number: 43 (Ordinary Shares)

Type of Holder: Senior Executive Vice President and General Counsel

Registration Number: 022012843

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport

Country of Citizenship/Corporation or Registration: Israel

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Are the shares held by the Holder considered to be Treasury Shares? No.

Share Identification Code of shares on the stock exchange held by the Holder: 126011

Balance held by Holder at the end of the previous month (prior report): 632

Change in the number of securities: -632

Comments

1. As of the date of this report, according to the law, the controlling holder of the Company is:

Norstar Holdings Inc., which is controlled by Mr. Chaim Katzman and may also be deemed to be controlled by Mr. Dori Segal and Ms. Erica Ottosson

Mr. Chaim Katzman’s identity number in Israel is 030593859

Has the control of the Company been transferred during the period covered by this report? No.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.